SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
                    Tender Offer Statement Under Section
        14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 1)

                                MAVESA, S.A.
                     (Name of Subject Company (Issuer))
                          PRIMOR INVERSIONES, C.A.
                        a wholly owned subsidiary of
                           PRIMOR ALIMENTOS, C.A.
                      (Name of Filing Person (Bidder))

                         AMERICAN DEPOSITARY SHARES
               (each representing 60 shares of common stock)
                       (Title of Class of Securities)

                    -----------------------------------

                   American Depositary Shares (57771711)
                               (Cusip Number)

                           Primor Alimentos, C.A.
                  2da. Avenida de Los Cortijos de Lourdes
                     Edificio Centro Empresarial Polar
                          Caracas, Venezuela 07054
                    Attention: Guillermo Bolinaga, Esq.
                      Telecopy No.: +(58212) 202-3364
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                 Copies to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                                Times Square
                          New York, New York 10036
                          Telephone (212) 735-3000

                           Fulvio Italiani, Esq.
                    d'Empaire Reyna Bermudez & Asociados
               Edificio Bancaracas, P.H., Plaza La Castellana
                             Caracas, Venezuela
                        Telephone +(58212) 264-6244




                         CALCULATION OF FILING FEE

      Transaction Valuation*                 Amount of Filing Fee**
         $256,684,938                              $51,337

* Estimated solely for the purpose of determining the registration fee. Based upon US$8.501324822 per ADS with respect to 30,193,522 outstanding ADSs as of January 30, 2001. The number of outstanding ADSs is based upon information provided to the bidder by Mavesa, S.A.

** The filing fee was paid on February 21, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: Not applicable      Filing Party: Not applicable
Form or Registration No: Not applicable     Date Filed: Not applicable

[_] Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

[X]   third-party tender offer subject to Rule 14d-1

[_]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


      This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on February 21, 2001, relates to the offer by Primor Inversiones, C.A., a Venezuelan corporation (the "Purchaser") and a wholly owned subsidiary of Primor Alimentos, C.A., a Venezuelan corporation ("Primor"), to purchase all outstanding American Depositary Shares ("ADSs") of Mavesa, S.A., a Venezuelan corporation, at a price of US$8.50134822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's U.S. Offer to Purchase (the "Offer to Purchase") and the accompanying ADS Letter of Transmittal dated February 21, 2001.

Item 3.

      Item 3 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs immediately following the second paragraph of the section entitled "THE U.S. OFFER -Certain Information Concerning Primor and Purchaser" in the Offer to Purchase.

      "Empresas Polar is comprised of a group of several different, independently operated companies that have some overlapping ownership and share certain limited administrative functions and corporate units. No company in the Empresas Polar group is a controlling person of either Primor or Purchaser.

      "As of March 12, 2001, there were approximately one hundred and seventy seven shareholders of Primor. Mrs. Leonor Gimenez de Mendoza, a director of both Primor and Purchaser, has a controlling interest in eight different entities which in the aggregate own approximately 48.6% of the outstanding voting stock of Primor, and, accordingly, Mrs. Gimenez de Mendoza may be deemed to be a controlling person of Primor or Purchaser. Primor and Purchaser do not concede that Mrs. Gimenez de Mendoza is a controlling person of Primor or Purchaser. Primor and Purchaser do not believe that any such entity through which Mrs. Gimenez de Mendoza owns her interest in Primor is itself a controlling person of Primor or Purchaser. See Schedule I for certain information about Mrs. Gimenez de Mendoza. Certain other members of the Mendoza Gimenez family hold positions on the Board of Directors and management of each of Primor and Purchaser. See
Schedule I.

      "Certain members of the Mendoza Pacheco family, including those who have family relationships with Mrs. Gimenez de Mendoza and other members of the Mendoza Gimenez family, have a controlling interest in certain entities which in the aggregate own approximately 14% of the outstanding voting stock of Primor. Primor and Purchaser do not believe that any such members of the Mendoza Pacheco family is a controlling person of Primor or Purchaser."

Item 5.

      Item 5 of the Schedule TO is hereby amended and supplemented by deleting in their entirety the sixth and seventh paragraphs of the section entitled "THE U.S. OFFER - Background of the Offers; Past Contacts and Negotiations" in the Offer to Purchase and replacing such paragraphs with the following two paragraphs:

      "On November 14, 2000, Brown Brothers Harriman & Co. ("BBH"), the financial representatives of the Principal Shareholders and the Company's financial advisors, received a letter from Primor's financial advisor which restated a proposal made to the Principal Shareholders by Primor prior to the cessation of negotiations on November 1, 2000 and described its underlying rationale. The proposal contemplated a valuation of US$460 million for Mavesa, not taking into account Mavesa's net debt (total debt less the sum of cash on hand and marketable securities) assuming the purchase of 100% of the outstanding Shares and ADSs. The valuation was based on the limited information that Primor then had concerning Mavesa and was based primarily on Primor's analysis of the (i) potential cash flow projection for Mavesa discounted to present value and (ii) potential administrative and operational synergies from the acquisition. The Principal Shareholders determined to reinitiate discussions with Primor and, on November 27, 2000, Mr. Tovar and Mr. Coles met with representatives of Primor in Fort Lauderdale for further discussions.

      "On December 1, 2000, by letter from Mr. Mendoza to BBH, Primor made a new proposal to the Principal Shareholders to acquire up to all of the outstanding capital stock of Mavesa and stated that Primor was ready to commence negotiations with the Principal Shareholders. Mr. Mendoza informed BBH that Primor's valuation analysis contemplated a valuation of US$472 million for Mavesa, not taking into account Mavesa's net debt (total debt less the sum of cash on hand and marketable securities) assuming the purchase of 100% of the outstanding Shares and ADSs. The revised valuation, like the prior valuation on November 14, was based primarily on Primor's analysis of the (i) potential cash flow projection for Mavesa discounted to present value and (ii) potential administrative and operational synergies expected to be derived from the acquisition. However, the new valuation reflected updated and revised information provided to Primor in the second half of November. Following discussions with BBH, Mr. Tovar discussed the new proposal from Primor with the other Principal Shareholders."

Item 7.

      Item 7 of the Schedule TO is hereby amended and supplemented by adding the following paragraph as the final paragraph of the section entitled, "THE U.S. OFFER - Source and Amount of Funds" in the Offer to
Purchase:

      "While Purchaser expects to repay borrowings under the Credit Facility with funds from working capital, Purchaser presently has no specific plans regarding the repayment of such borrowings."

      Item 7 of the Schedule TO is hereby further amended and supplemented by adding the following sentence at the conclusion of the paragraph in the section entitled, "THE U.S. OFFER - Source and Amount of Funds" in the Offer to Purchase that commences with the words, "Purchaser has entered into a commitment letter...":

      "The US$100 million irrevocable cash advance to be made by Primor to Purchaser will be obtained from pro rata equity contributions by the shareholders of Primor."

      Item 7 of the Schedule TO is hereby further amended and supplemented by adding the following paragraph immediately following the paragraph in the section entitled, "THE U.S. OFFER - Source and Amount of Funds" in the Offer to Purchase that commences with the words, "Purchaser has entered into a commitment letter...":

      "The US$223.5 million in funds received by Purchaser from affiliates through intercompany loans (originally contemplated to be US$222.5 million) consist of the following: (i) US$20,000,000 has been obtained from Primor's affiliate, Cerveceria Polar de Oriente, C.A.; (ii) US$20,000,000 has been obtained from Primor's affiliate, Cerveceria Modelo, C.A.; (iii) US$55,000,000 has been obtained from Primor's affiliate, Cerveceria Polar Los Cortijos, C.A.; (iv) US$55,000,000 has been obtained from Primor's affiliate, Cerveceria Polar del Centro, C.A.; (v) US$50,000,000 has been obtained from Primor's wholly owned subsidiary, Refinadora de Maiz Venezolana, C.A. (Remavenca); and (vi) US$23,500,000 has been obtained from Primor's wholly owned subsidiary, Refinadora de Maiz Venezolana, C.A. (Remavenca). All of the intercompany loans had a disbursement date of January 30, 2001 (except for the loan described in clause (vi) above, which had a disbursement date of March 8, 2001) and mature on May 31, 2004. All of the intercompany loans bear interest payable quarterly in arrears, calculated as the average of (x) the average lending rate that Primor and its affiliates pay financial institutions for loans during the quarter and
(y) the average interest rate that Primor and its affiliates receive for time deposits during the quarter (except for the loans described in clauses
(v) and (vi) above, which bear no interest)".

Item 11.

      Item 11 of the Schedule TO is hereby further amended by deleting in its entirety the paragraph in the section entitled, "THE U.S. OFFER - Certain Information Concerning Mavesa" in the Offer to Purchase that commences with the words, "The projections also reflect numerous assumptions..." and replacing such paragraph with the following two paragraphs:

      "Mavesa orally informed Primor and Purchaser that Mavesa had relied on the following basic assumptions in preparing the projections: (i) that the real gross domestic product of Venezuela would grow at an annual average rate of approximately 0% between 2001 and 2005; (ii) that the average annual inflation rate in Venezuela would be approximately 35% between 2001 and 2005; (iii) that the Bolivar would lose approximately 40% annually of its value against the United States dollar between 2001 and 2005; (iv) that Mavesa would make no significant acquisitions or divestitures between 2001 and 2005 (other than the acquisition of Alimar, S.A., which was completed in January 2001); and (v) that there would be no proportional increase in Mavesa's sales made outside of Venezuela between 2001 and 2005. Mavesa also informed Primor and Purchaser, in writing and without any quantifications, that Mavesa had relied on the following in preparing the projections for its 2001 budget: (a) introducing higher value-added products; (b) developing institutional markets; (c) reducing costs; (d) improving efficiency; and (e) strengthening retail distribution through small retailers.

      "The projections also reflect numerous other assumptions made by the management of Mavesa, and not provided to Primor and Purchaser, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for Mavesa. The assumptions made by Mavesa reflect factors which are difficult to predict, many of which are beyond Mavesa's control, and none of which is subject to approval by Primor and Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Primor and Purchaser or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Primor, Purchaser, Mavesa or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Mavesa compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error."

      Item 11 of the Schedule TO is hereby further amended by striking from the first paragraph in the section entitled "THE U.S. OFFER - Certain Conditions of the U.S. Offer" in the Offer to Purchase the words "sole judgment" and replacing such words with the words "reasonable judgment".

      Item 11 of the Schedule TO is hereby further amended by striking from the paragraph that commences with the words "The foregoing conditions are for..." in the section entitled "THE U.S. OFFER - Certain Conditions of the U.S. Offer" in the Offer to Purchase the words "sole judgment" and replacing such words with the words "reasonable judgment".

      Item 11 of the Schedule TO is hereby further amended by striking the words "and prior to the acceptance for payment of ADSs" from the first paragraph in the section entitled, "THE U.S. OFFER - Certain Conditions of the U.S. Offer" in the Offer to Purchase.

      Item 11 of the Schedule TO is hereby further amended and supplemented by adding the following paragraph immediately following the paragraph in the section entitled, "THE U.S. OFFER - Certain Conditions of the U.S. Offer" in the Offer to Purchase that commences with the words, "Because the acceptance of Shares under the Venezuelan Offer...":

      "Although Purchaser and Primor have the right, under certain circumstances and subject to CNV approval, to withdraw the Venezuelan Offer after the Expiration Date and prior to the Settlement Date, they have agreed that they shall not seek CNV approval to do so, and will not withdraw the Venezuelan Offer after the Expiration Date, except to obtain necessary governmental approvals in connection with the Venezuelan Offer or in the event there are governmental actions preventing the purchase of Shares pursuant to the Venezuelan Offer."

Item 12.

      Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

      (d)(11) Commitment Letter entered into between Purchaser and Citibank, N.A., and Salomon Smith Barney, Inc., and dated as of January 26, 2001




                              SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PRIMOR INVERSIONES, C.A.

                                    By:  /s/ Guillermo Bolinaga
                                       ----------------------------------
                                    Name:  Guillermo Bolinaga
                                    Title: General Counsel


                                    PRIMOR ALIMENTOS, C.A.

                                    By:  /s/ Guillermo Bolinaga
                                       ----------------------------------
                                    Name:  Guillermo Bolinaga
                                    Title: General Counsel


March 13, 2001